Tractebel Energia
SUEZ

Florianópolis, July 26th, 2005.

CE DF-0034/2005

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of the translation of the announcement to shareholders of Tractebel Energia S.A. which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

cc.: Arianna Ferreira-Foley
The Bank of New York

Dlw 8/22

Tractebel Energia
SUEZ

NOTIFICATION TO SHAREHOLDERS

INITIAL DATE FOR THE PAYMENT OF INTEREST ON EQUITY TO SHAREHOLDERS

We communicate to the Shareholders and the market in general that the Management Board of Tractebel Energia S.A., in meeting held on 07.04.2005, in the use of the powers attributed by the Board of Directors, established 07.08.2005 as the initial date for the payment of Interest on Equity – IOE credited on 05.31.2005.

As decided by the Board of Directors, in meeting held on 05.12.2005, on the date of payment the IOE's shall be monetarily updated according to the SELIC variation rate, between 05.31.2005 and 07.08.2005.

Therefore, the amounts per type and class of shares shall be the following:

		IN R$, PER 1.000 SHARES BLOCK
Type/Class	**Gross value on 05. 31.2005**	**Gross value updated to 07.08.2005**
Ordinary	0.168516	0.171924
Preferred "A"	0.199740	0.203779
Preferred "B"	0.168516	0.171924

According to the afore mentioned decision by the Board of Directors, IOE's shall be paid in accordance with stock status on 05.18.2005, therefore prior to the Company shares grouping that took place on 05.23.2005.

The parcel corresponding to the variation of SELIC rate shall be liable to twenty two point five percent (22.5%) in Income Tax deducted at Source, within current legislation.

Florianópolis, July 4th 2005

Marc Verstraete
Financial and Investor Relations Director

I EBEL ENERGIA S.A. Rua Antônio Dib Mussi, 366 - CEP 88015-110 - Florianópolis - Santa Catarina - Brasil
+55 (48) 221-7000 - Fax: +55 (48) 221-7001 - www.tractebelenergia.com.br - webmaster@tractebelenergia.com.br